Exhibit 99.4

October 23, 2026

To: Apex Critical Metals Corp.

Suite 400 - 570 Granville Street
Vancouver, British Columbia, V6C 3P1, Canada

Consent of Expert

Reference is made to the final prospectus supplement (the "Final Prospectus Supplement") to the Registration Statement on Form F-10 of Apex Critical Metals Corp., dated August 10, 2026, and any subsequent prospectus supplements relating to the offering of securities to which the Final Prospectus Supplement relates (collectively, the "Prospectus Supplement"), filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended.

I, Robin J. Wilson, B.Sc. (Hons) Geology, MAusIMM, MAIG, hereby consent to the references in the Prospectus Supplement to my name and the technical report entitled "NI 43-101 Technical Report on the Rift Project, Johnson and Pawnee Counties, Nebraska, USA" with an effective date of May 15, 2026 (the "Technical Report") and to the inclusion or incorporation by reference in the Prospectus Supplement of written disclosure from the Technical Report and extracts from or a summary of the Technical Report.

/s/ Robin J. Wilson
Robin J. Wilson, B.Sc. (Hons) Geology, MAusIMM, MAIG